Exhibit 12.5

CILCORP INC. Computation of Ratio of Earnings to Fixed Charges (Thousands of Dollars, Except Ratios)

	6 Months Ended	Year Ended
	June 30,	December 31,
	2008	2007
Net income from continuing operations	$24,450	$49,402
Less- Change in accounting principle	-	-
Add- Taxes based on income	12,325	21,018
Net income before income taxes and change in accounting principle	36,775	70,420

Add- fixed charges:
Interest on long term debt (1)	27,457	62,824
Estimated interest cost within rental expense	186	343
Amortization of net debt premium, discount, and expenses	697	1,322
Subsidiary preferred stock dividends	918	1,869
Adjust preferred stock dividends to pre-tax basis	463	812
Total fixed charges	29,721	67,170

Less: Adjustment of preferred stock dividends to pre-tax basis	463	812

Earnings available for fixed charges	$66,033	$136,778

Ratio of earnings to fixed charges	2.22	2.03

(1) Includes FIN 48 interest expense